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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                  SCHEDULE 13G/A


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*


                         MSC INDUSTRIAL DIRECT CO., INC.
                                (Name of Issuer)


                 CLASS A COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)


                                   553530 10 6
                                 (CUSIP Number)


                                DECEMBER 31, 2007
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [_] Rule 13d-1(b)
         [_] Rule 13d-1(c)
         [X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 553530 10 6           Schedule 13G                         Page 2 of 6


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1.       Name of Reporting Person

         Marjorie Gershwind
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2.       Check the Appropriate Box                                     (a) [_]
         if a Member of a Group                                        (b) [_]

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3.       S.E.C. Use Only


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4.       Citizenship or Place of Organization

         United States
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Number of Shares        (5)     Sole Voting Power               4,009,813
Beneficially            (6)     Shared Voting Power                     0
Owned by Each           (7)     Sole Dispositive Power          4,009,813
Reporting Person        (8)     Shared Dispositive Power                0
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9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         4,009,813
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10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                        [_]
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11.      Percent of Class Represented by Amount in Row (9)

         7.9%
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12.      Type of Reporting Person

         IN
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CUSIP NO. 553530 10 6             Schedule 13G                       Page 3 of 6


                         AMENDMENT NO. 5 TO SCHEDULE 13G
                         -------------------------------

                  This Amendment No. 5 to Schedule 13G is filed by Marjorie Gershwind ("Ms. Gershwind") to amend and restate in its entirety the Schedule 13G, originally filed on February 14, 1996, as amended by Amendment No. 1, filed February 17, 2004, Amendment No. 2, filed February 10, 2005, Amendment No. 3, filed January 23, 2006 and Amendment No. 4, filed February 12, 2007, with respect to the Class A Common Stock (as defined below) of MSC Industrial Direct Co., Inc. (the "Company").

                  This Amendment No. 5 reflects shares beneficially owned by Ms. Gershwind and shares of the Company outstanding as of the date hereof.

Item 1.  (a)      NAME OF ISSUER

                  MSC Industrial Direct Co., Inc.

         (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                  75 Maxess Road
                  Melville, New York 11747

Item 2.  (a)      NAME OF PERSON FILING

                  Marjorie Gershwind

         (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE

                  The address of the principal business office of Ms. Gershwind is c/o MSC Industrial Direct Co., Inc., 75 Maxess Road, Melville, New York 11747.

         (c)      CITIZENSHIP

                  United States.

         (d)      TITLE OF CLASS OF SECURITIES

                  Class A Common Stock, par value $.001 per share (the "Class A Common Stock")

         (e)      CUSIP NUMBER

                  553530 10 6

Item 3.  Not applicable.

Item 4.  OWNERSHIP.

         (a)      AMOUNT BENEFICIALLY OWNED:

                  Ms. Gershwind may be deemed to beneficially own 4,009,813 shares of Class A Common Stock as a result of her direct or indirect ownership of, and/or voting and dispositive power over:

CUSIP NO. 553530 10 6           Schedule 13G                         Page 4 of 6


                  (a) 424,451 shares of Class A Common Stock held by Ms. Gershwind;

                  (b) 122,400 shares of Class A Common Stock held by the Marjorie Diane Gershwind 1994 Qualified Fifteen Year Annuity Interest Trust, of which Ms. Gershwind is a settlor;

                  (c) 1,625,344 shares of Class B Common Stock, par value $.001 per share, that are convertible into shares of Class A Common Stock on a one-for-one basis (the "Class B Common Stock"), held by Ms. Gershwind;

                  (d) 496,246 shares of Class B Common Stock held by the Marjorie Diane Gershwind 1994 Qualified Fifteen Year Annuity Interest Trust, of which Ms. Gershwind is a settlor;

                  (e) 297,170 shares of Class B Common Stock held by the Marjorie Diane Gershwind 2006 Grantor Retained Annuity Trust #1, of which Ms. Gershwind is a settlor and the trustee;

                  (f) 400,000 shares of Class B Common Stock held by the Marjorie Diane Gershwind Grantor Retained Annuity Trust #2, of which Ms. Gershwind is a settlor and the trustee;

                  (g) 200,000 shares of Class B Common Stock held by the Marjorie Diane Gershwind Grantor Retained Annuity Trust #3, of which Ms. Gershwind is a settlor and the trustee; and

                  (h) 444,202 shares of Class B Common Stock held by the Marjorie Diane Gershwind Grantor Retained Annuity Trust #4, of which Ms. Gershwind is a settlor and the trustee.

                  Ms. Gershwind disclaims beneficial ownership of all shares of Class A and Class B Common Stock owned by the Marjorie Diane Gershwind 1994 Qualified Fifteen Year Annuity Interest Trust, the Marjorie Diane Gershwind 2006 Grantor Retained Annuity Trust #1, the Marjorie Diane Gershwind Grantor Retained
                  Annuity Trust #2, the Marjorie Diane Gershwind Grantor Retained Annuity Trust #3 and the Marjorie Diane Gershwind Grantor Retained Annuity Trust #4.

         (b)      PERCENTAGE OWNED:

                  Based on calculations made in accordance with Rule 13d-3, and there being approximately 47,275,758 shares of Class A Common Stock outstanding (as reported by the Company in its Quarterly Report on Form 10-Q for the fiscal quarter ended December 1, 2007), Ms. Gershwind may be deemed to beneficially own approximately 7.9% of the outstanding Class A Common Stock.

CUSIP NO. 553530 10 6           Schedule 13G                         Page 5 of 6


         (c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS POWER TO DIRECT THE DISPOSITION:

                  (i)    Sole voting power:         4,009,813

                  (ii)   Shared voting power:               0

                  (iii)  Sole dispositive power:    4,009,813

                  (iv)   Shared dispositive power:          0

Item 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not applicable.

Item 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable.

Item 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable.

Item 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

Item 10. CERTIFICATION

         Not applicable.


                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

CUSIP NO. 553530 10 6             Schedule 13G                       Page 6 of 6



                                   SIGNATURES

                  After reasonable inquiry and to my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 14, 2008



                                            By: /s/ J. Robert Small
                                                -------------------------
                                                J. Robert Small
                                                Attorney-in-fact